Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated June 7, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

CARDCONNECT CORP.

at $15.00 Per Share, Net in Cash

by

MINGLEWOOD MERGER SUB INC.

a wholly-owned subsidiary

of

FIRST DATA CORPORATION

Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CardConnect Corp., a Delaware corporation (“CardConnect”), at a purchase price of $15.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2017, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON WEDNESDAY, JULY 5, 2017, UNLESS THE OFFER

IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 26, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among CardConnect, First Data and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into CardConnect (the “Merger”) pursuant to Section 251(h)

of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with CardConnect continuing as the surviving corporation and becoming a wholly-owned subsidiary of First Data. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, First Data, CardConnect (or held in CardConnect’s treasury), (ii) Shares owned by any direct or indirect wholly-owned subsidiary of First Data (other than Purchaser) or CardConnect, or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding.

The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). Among the Offer Conditions are: (i) the Minimum Condition (as defined in the Offer to Purchase), which is summarized below, (ii) the Series A Notice Condition (as defined in the Offer to Purchase), which is summarized below, (iii) the Antitrust Condition (as defined in the Offer to Purchase); and (iv) the accuracy of CardConnect’s representations and warranties set forth in the Merger Agreement, and the performance of CardConnect’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality. The “Minimum Condition” means that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by First Data and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more Share than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer plus (ii) the aggregate number of Shares issuable to holders of options to purchase Shares granted under CardConnect’s equity plans (“Options”) from which CardConnect has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Options). The first time as of which Purchaser accepts any Shares for payment pursuant to the Offer is referred to as the “Offer Acceptance Time.” The holders of shares of the Series A preferred stock, par value $0.001 per share, of CardConnect (the “Series A Preferred Stock”) have the right to receive at least 45 days prior to the Effective Time written notice of their right, pursuant to the terms of the Series A Preferred Stock Certificate of Designation (as defined in the Offer to Purchase), to require redemption of their shares of the Series A Preferred Stock. The Offer is conditioned upon, among other things, either (i) the waiver of such notice by the holders of Series A Preferred Stock or (ii) at least 45 days having elapsed from May 31, 2017, the date on which CardConnect sent such notice to the holders of Series A Preferred Stock (the “Series A Notice Condition”). Therefore, unless the holders of Series A Preferred Stock waive their right to receive such 45 days written notice, the Expiration Date will be extended to no earlier than July 15, 2017.

The term “Expiration Date” means Wednesday, July 5, 2017, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date, or earlier terminated in accordance with the terms of the Merger Agreement.

The Board of Directors of CardConnect: (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, CardConnect and its stockholders, (ii) has declared it advisable to enter into the Merger Agreement, (iii) has unanimously approved the execution, delivery and performance by CardConnect of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) has agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) is recommending that the stockholders of CardConnect tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser (or First Data on its behalf): (i) shall extend the Offer from time to time for any period required by any law, interpretation or position of the SEC or NASDAQ applicable to the Offer and (ii) if, as of the then-scheduled Expiration Date, any Offer Condition (as defined above) is not satisfied but is capable of being satisfied by the Termination Date (as defined below) and has not been waived by Purchaser or First Data, to the extent waivable by Purchaser or First Data, Purchaser (or First Data on its behalf) shall extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension as may be necessary to permit the applicable Offer Condition to be satisfied; provided that in no event shall Purchaser: (I) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (A) the valid termination of the Merger Agreement in accordance with its terms and (B) the first (1st) Business Day immediately preceding the Termination Date or (II) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of CardConnect. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of CardConnect. The “Termination Date” means November 27, 2017, which date may be extended by either CardConnect or First Data at its sole election for a period of three (3) months, if the Offer Acceptance Time has not occurred on such date and if all conditions to the Offer that are capable of being satisfied prior to Offer Acceptance Time have been satisfied or waived in accordance with the terms of the Merger Agreement other than the Antitrust Condition.

If the Offer is consummated, Purchaser will not seek the approval of CardConnect’s remaining stockholders before effecting the Merger. First Data, Purchaser and CardConnect have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of CardConnect’s stockholders.

The Merger Agreement provides that, without the prior written consent of CardConnect, neither First Data nor Purchaser shall (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer; (iv) impose conditions to the Offer in addition to, or that expand upon, the Offer Conditions; (v) amend, change or waive the Minimum Condition, the Termination Condition or conditions “(d)” and “(f)” set forth in Annex I to the Merger Agreement; (vi) except as provided in the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date; (vii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act; or (viii) otherwise modify or amend any of the other terms of the Offer in a manner that materially and adversely affects, or reasonably could be expected to materially and adversely affect, any holder of Shares or the likelihood of consummation of the Offer and the Merger on a timely basis.

Except as set forth above, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, First Data and Purchaser expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from First Data and Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will First Data or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with all required signature guarantees and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the scheduled expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after August 6, 2017, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an “eligible institution”) signatures guaranteed by an eligible institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of Share Certificates, the serial numbers shown on the Share Certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

CardConnect provided Purchaser with CardConnect’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on CardConnect’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will generally be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of material U.S. federal income tax consequences of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger, including the applicability and effect of any U.S. federal, state, local or foreign tax laws.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Morrow Sodali (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

47 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms Call: (203) 658-9400

Shareholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowsodali.com

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